Exhibit 99.1

Sapiens Accelerates Growth for Medical Professional Liability Insurers

Sapiens’ expanded offering maximizes business value for MPL insurers, supporting growth and retention

Rochelle Park, NJ, July 2, 2024  – Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced a strategic investment in Sapiens CoreSuite for Medical Professional Liability (MPL), to foster growth and innovation for the MPL industry. By expanding and augmenting its MPL capabilities and products for policy administration, finance, claims, and risk management, and the seamless integration with value-added vendor solutions, Sapiens meets the needs of MPL insurers in the rapidly consolidating MPL market.

The strategic expansion marks a significant milestone in Sapiens’ growth trajectory and strengthens support for Sapiens’ existing MPL customers while expanding its reach to new prospects seeking global best practices, a vibrant user community, and an extensive partner ecosystem.

Sapiens’ advanced, integrated solution empowers insurers to manage the complexities of MPL operations effectively and adapt quickly to new regulatory requirements and industry standards. With its enhanced functionality and flexibility, improved integration capabilities, and superior user experiences that support growth and retention, Sapiens CoreSuite for MPL delivers substantial new business value.

For MPL insurers’ customers, ease of integration is a critical differentiator. “Cloud-based solutions with AI-driven automation have become the de facto standard for any kind of implementation or application that not only serves the business but also is smooth and easy to implement from an IT perspective,” said Craig Musgrave, Senior Vice President of Technology at ProAssurance. “In today’s dynamic climate, when multiple vendors need to solve a myriad of business problems, the pre-integration between those vendors is essential. To accelerate speed to market and maximize business results, insurers need to adapt their environment and leverage pre-integrated solutions from a host of vendors.”

“Sapiens is proud of its critical role as a leader in the MPL ecosystem, and we are committed to an ongoing strategic focus on this market,” said Roni Al-Dor, Sapiens President and CEO. “Our advanced solutions unburden insurers from complex business problems, enabling business users to take control of processes. Sapiens helps create a synergy between those two worlds, giving MPL insurers a clean bill of health to empower them to thrive.”

Sapiens CoreSuite for Medical Professional Liability is the only solution on the market today developed specifically for the complexity of the medical professional liability market’s processing needs. Sapiens’ end-to-end, core insurance solution supports individuals, groups, hospitals and institutional businesses through the entire policy lifecycle, from policy quoting to claim resolution.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global leader in intelligent insurance software solutions. With Sapiens’ robust platform, customer-driven partnerships, and rich ecosystem, insurers are empowered to future-proof their organizations with operational excellence in a rapidly changing marketplace. We help insurers harness the power of AI and advanced automation to support core solutions for property and casualty, workers’ compensation, and life insurance, including reinsurance, financial & compliance, data & analytics, digital, and decision management. Sapiens boasts a longtime global presence, serving over 600 customers in more than 30 countries with its innovative SaaS offerings. Recognized by industry experts and selected for the Microsoft Top 100 Partner program, Sapiens is committed to partnering with our customers for their entire transformation journey and is continuously innovating to ensure their success.

www.sapiens.com

Investor and Media Contact
Yaffa Cohen-Ifrah
Sapiens Chief Marketing Officer and Head of Investor Relations

Mobile: +1 917 533 4782
Email: Yaffa.cohen-ifrah@sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; the global macroeconomic environment, including headwinds caused by inflation, relatively high interest rates, potentially unfavorable currency exchange rate movements, and uncertain economic conditions, and their impact on our revenues, profitability and cash flows; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the coronavirus epidemic, and fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023, to be filed in the near future, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com